Exhibit 99.2

SIGNA Sports United Reports Fiscal Q4 2021 Results

Resilient net revenue growth; full year FY2021 net revenue of €872 million, growth of 24% over FY2020 and 62% compared to FY2019

•	Began trading on NYSE on December 15, 2021 and closed acquisitions of WiggleCRC and Tennis Express in December

•	Active customers exceeded 5.1 million, an increase of 32% year-over-year and two-year growth of 68% (FY2021 vs. FY2019)

•	Increase in net revenue of 10% year-over-year to €247 million in Q4 FY21 and 24% for FY2021 to €872 million, despite supply constraints in full-bike category

•	Excluding full-bike sales, net revenue grew 19% and 31% year-over-year for Q4 and full year FY2021, respectively

•	Top-line resilience evident by two-year net revenue growth of 51% (Q4 FY21 vs. Q4 FY19) and full fiscal year net revenue growth of 62% (FY2021 vs. FY2019)

•	Increase in gross profit of 16% year-over-year to €94 million in Q4FY21 and 33% for full year FY2021 to €339 million

•	Net loss grew to (€46) million in FY2021 largely due to one-off fees related to the public listing

•	Adj. EBITDA grew 90% to €28 million year-over-year in FY2021, an increase in adj. EBITDA margin of 111bps

•	Pro forma for a full year of announced acquisitions, the combined Company exceeded PF FY2021 guidance for both net revenue and adj. EBITDA, achieving €1,362 million and €73 million, respectively

Berlin, Germany (January 26, 2022) – SIGNA Sports United N.V. (“SSU” or the “Company”), the world’s leading sports e-commerce and technology platform, today reported financial results for the fiscal fourth quarter and year ended September 30, 2021. Subsequent to the reporting period, SSU completed its business combination with Yucaipa Acquisition Corporation on December 14, 2021 in a transaction that provided gross proceeds of $484 million, and began trading on the NYSE on December 15, 2021. The Company also closed the acquisitions of WiggleCRC and Tennis Express on December 14 and December 31, 2021, respectively.

Stephan Zoll, CEO of SSU, said, “We are thrilled to begin our journey as a public company and are looking forward to the opportunity ahead of us. The Company is well positioned to execute on our organic strategy as well as take advantage of attractive M&A opportunities. In addition to our public market debut, closing the acquisitions of WiggleCRC and Tennis Express mark key milestones in our strategy.”

In Q4 FY2021, SSU continued to benefit from resilient consumer demand across its fast-growing verticals. The Company achieved 10% net revenue growth despite supply constraints and net revenue growth of 19% when excluding full-bike sales. For the full FY2021, net revenue increased 24%. When excluding full-bike sales, FY2021 net revenue growth was 31%.

Continued Stephan Zoll, “Our teams executed extremely well against our stated strategy, delivering double-digit organic growth and compensating for industry-wide supply shortages in the Bike vertical, which dampened our topline results. We leveraged our broad assortment and inventory position to profitably drive strong organic growth in key geographies. The recent U.S. tennis acquisitions of Midwest Sports and Tennis Express, and the recently closed combination with Yucaipa and WiggleCRC, put us in a unique position to globally scale and expand our offerings in 2022.”

Alex Johnstone, the Company’s CFO, said, “SSU’s results in the fiscal fourth quarter are testament to the strength of our model; we drove double-digit revenue growth whilst experiencing supply constraints in the full-bike category. The strong demand across all our verticals allowed us to expand gross margins while investing in targeted customer growth. Pro forma for the announced acquisitions, we exceeded guidance for both FY2021 Net Revenue and Adj. EBITDA.”

Q4 FY2021 Consolidated Financial Summary and Key Operating Metrics

EUR in million s	FY Q4 2020	FY Q4 2021	YoY Growth		FY 2020	FY 2021	YoY Growth
Key Financials
Net Revenue	€224	€247	10.0%		€703	€872	24.0%
Gross Profit	€81	€94	15.5%		€254	€339	33.5%
% Margin	36.2%	38.0%	182	bps	36.1%	38.9%	277	bps
Adj. EBITDA	€6	€1	(85.1%)		€15	€28	90.5%
% Margin	2.7%	0.4%	(233	)bps	2.1%	3.2%	111	bps
Net Income	(€10)	(€21)	110.5%		(€26)	(€46)	79.4%

Operating Performance
LTM Active Customers	3.9	5.1	31.9%		3.9	5.1	31.9%
Total Visits	74.2	75.5	1.7%		250.2	274.4	9.7%
Net Orders	1.8	2.1	20.8%		5.5	7.1	29.4%
Net AOV	€99	€94	(4.5%)		€101	€101	(0.5%)

Note: Financials and KPIs not inclusive of WiggleCRC / Tennis Express. Please refer to Non-IFRS Financial Measures section for further detail regarding disclosed metrics.

Q4 FY2021 Business Highlights / Commentary

•	Business Update

•	Agile response to full-bike supply constraints

•	Targeted investments in customer acquisition resulted in strong customer growth

•	Further consolidation of market position in core geographies, e.g. Nordics (+26%)

•	Expansion of omnichannel strategy accelerated with the opening of flagship and managed stores in key European cities

•	Key Performance Indicators

•	Active customers increased 32% to 5.1 million

•	Total visits increased 2% in the quarter to 75 million, full year reaching 275 million, a 10% increase due to easing of COVID-19 restrictions and depleted assortment in the full-bike category

•	Effective customer acquisition resulted in record net conversion leading to strong net order growth of 21% to 2.1 million in the quarter, full year reaching 7.1 million, a 29% increase

•	Decline in AOV due to mix-effect of lower full-bike sales

•	Financial Update

•	Net revenue growth of 10% in Q4 FY21 (19% growth when excluding full-bike sales) to €247 million, despite supply constraints in full-bike, full-year net revenues of €872 million, a 24% increase

•	Robust performance in bike parts & accessories and other verticals more than offset the decline in full-bike sales, resulting in 31% full-year growth in net revenues excluding full-bike sales

•	Strong growth in gross profit in the quarter to €94 million, a 16% increase, full year of €339 million, a 33% increase

•	Adj. EBITDA decreased to €1 million in the quarter, due to targeted investments in customer acquisition and key talent while full-year results grew to €28 million, a 90% increase

•	Pro forma combined business for a full year of ownership exceeded stated guidance, achieving €1,362 million and €73 million, respectively

Outlook & Guidance

Pro forma for a full year of announced acquisitions, SSU successfully achieved its FY2021 revenue target and exceeded the Adj. EBITDA target. Management is reiterating the previously published financial guidance for FY2022 that reflects continued organic growth of the enlarged group in the face of severe disruptions in full-bike supply.

•	FY2022 Guidance

•	Net revenue: €1,400 million to €1,550 million

Management’s expectations are underpinned by the following key assumptions

•	Favorable structural megatrends remain, double digit topline growth expected to return once supply chain pressures ease towards the end of CY2022

•	Uncertainty relating to consumer demand against inflationary backdrop and COVID-19, expectation that consumers will cut other discretionary categories before sports

•

H1 FY2022 anticipated to see negative organic growth on a pro forma basis; comping against strong lock-down induced H1 FY2021 and full-bike supply constraints. Anticipated return to organic growth expected from FYQ3 2022

Conference Call Information

The Company will host a conference call today, January 26, 2022, at 8:30 a.m. Eastern Time to discuss the Company’s results as well as expectations about SSU’s business. Interested parties may access the conference call by dialing 1-855-979-6654 (in the United States) or +44 20 3936 2999 (outside of the United States), along with access code 690353. The conference call will be simulcast and archived on the Company’s website at https://investor.signa-sportsunited.com/.

Non IFRS Financial Measures

The press release includes certain non-IFRS financial measures (including on a forward-looking basis). These non-IFRS measures are an addition, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS. SSU believes that these non-IFRS measures of financial results (including on a forward forward-looking basis) provide useful supplemental information to investors about SSU. SSU’s management uses forward-looking non-IFRS measures to evaluate SSU’s projected financials and operating performance. However, there are a number of limitations related to the use of these non-IFRS measures and their nearest IFRS equivalents, including that they exclude significant expenses that are required by IFRS to be recorded in the SSU’s financial measures. In addition, other companies may calculate non-IFRS measures differently, or may use other measures to calculate their financial performance, and therefore, SSU’s non-IFRS measures may not be directly comparable to similarly titled measures of other companies. Additionally, to the extent that forward looking non-IFRS financial measures are provided, they are presented on a non-IFRS basis without reconciliations of such forward forward-looking non-IFRS measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations.

Forward Looking Statements

These forward-looking statements include, but are not limited to, statements regarding: the Group’s intent, belief or current expectations; future events; the estimated or anticipated future results an revenues of the Group; future opportunities for the Group; future planned products and services; business strategy and plans; objectives of management for future operations of the Group; market size and growth opportunities; competitive position, technological and market trends; and other statements that are not historical facts. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “could,” “would,”

“plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “suggests,” “targets,” “projects,” “forecast” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters.

These forward-looking statements are based on the current expectations, beliefs and assumptions of the Group’s management and on information currently available to management and are not predictions of actual performance or further results. Forward-looking statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, the following, as well as the risk factors identified in the Group’s Securities and Exchange Commission filings: our future operating or financial results; our expectations relating to dividend payments and forecasts of our ability to make such payments; our future acquisitions, business strategy and expected capital spending; our assumptions regarding interest rates and inflation; business disruptions arising from the coronavirus outbreak; our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; estimated future capital expenditures needed to preserve our capital base; our ability to effect future acquisitions and to meet target returns; changes in general economic conditions in the Federal Republic of Germany, including changes in the unemployment rate, the level of consumer prices, wage levels, etc.; the further development of online sports markets, in particular the levels of acceptance of internet retailing; our behavior on mobile devices and our ability to attract mobile internet traffic and convert such traffic into purchases of our goods; our ability to offer our customers an inspirational and attractive online purchasing experience; demographic changes, in particular with respect to the Federal Republic of Germany; changes affecting interest rate levels; changes in our competitive environment and in our competition level; changes affecting currency exchange rates; the occurrence of accidents, terrorist attacks, natural disasters, fire, environmental damage, or systemic delivery failures; our inability to attract and retain qualified personnel; political changes; and changes in laws and regulations.

Forward-looking statements speak only as of the date they are made, and the Group assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

Reconciliations

	FY Q 4	FY
	2021	2021
Net Loss	(€21.1)	(€46.0)
Income Tax Benefit	(3.0)	1.6
Earnings before tax (EBT)	(€24.1)	(€44.4)
Share of results of associates	0.4	1.3
Finance income	(2.9)	(3.0)
Finance costs	1.1	9.7
Depreciation and amortization	8.5	30.9
EBITDA	(€17.0)	(€5.5)

Total EBITDA Adjustments	17.9	33.2
Transaction related charges	0.1	0.5
Reorganization and restructuring costs	5.7	7.4
Consulting fees	9.3	22.5
Share-based compensation	2.7	2.7
Other material one-time items	0.1	0.1
Adj. EBITDA	€ 0.9	€27.7

Definitions

Net Online Revenue: Online revenue (excluding sales partners) equal to net orders (post cancellations and returns) multiplied by Net AOV

Platform Revenue: Revenue derived from non-1P E-commerce business models (i.e., retail media sales, marketplace)

Gross Profit: Net revenues less cost of materials adjusted for extraordinary write-offs

Adjusted EBITDA: Calculated as consolidated net income (loss) before interest, taxes, depreciation and amortization adjusted for certain items which SSU’s management believes do not reflect the core operating performance of the operating segments of SSU. Adjustments include material one-time items, share based compensation, consulting fees, restructuring costs, transaction related charges and other expenses.

Active Customers: Customers with one or more purchases within the last 12 months, irrespective of cancellations or returns.

Total Visits: Number of visits including mobile and website. Cut off at 30 minutes of inactivity and at date change. Not cut off at channel change during session.

Net Orders: Orders post cancellations and returns.

Net AOV: Total online revenue (excluding sales partners) divided by net orders (post cancellations and returns).

Contacts:

SSU Press Contact

Erin Classen

Allison + Partners

erin.classen@allisonpr.com

+1 202 756 7246

SSU Investors Contact

Matt Chesler, CFA

Allison + Partners

matt.chesler@allisonpr.com

+1 646 809 2183

About SIGNA Sports United:

Based in Berlin, Germany, SIGNA Sports United is a leading global sports e-commerce and tech platform in Bike, Tennis, Outdoor and Team Sports with 7.4 million active customers and 430+ million annual webshop visitors. SIGNA Sports United combines iconic webshop brands such as Wiggle, Chain Reaction Cycles, Fahrrad.de, Bikester, Probikeshop, Campz, Addnature, Tennis-Point, TennisPro, Outfitter and many more. SSU connects more than 1,000+ brand partners and 500+ independent offline retailers to its platform.

Further information: www.signa-sportsunited.com.